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                                                            Relates to Form S-1
                                                     Registration No. 333-44772
                                                     Filed under Rule 424(b)(3)
                          SUPPLEMENT TO PROSPECTUS OF

                        CATALYTICA ENERGY SYSTEMS, INC.

               The Date of This Supplement is December 11, 2000

   The following information supplements the prospectus dated November 17, 2000, of Catalytica Energy Systems, Inc. related to the distribution of its shares of common stock by Catalytica, Inc. This supplement should be read in conjunction with the prospectus.

   References in this supplement to "we," "our" and "company" refer to Catalytica Energy Systems, Inc. References in this supplement to "Catalytica" refer to Catalytica, Inc.

Summary

   This supplement contains the following additional information related to the distribution of the shares of our common stock by Catalytica:

   Stock Split. The information in the prospectus assumed that we would complete a two-for-one stock split at the time of the distribution of our shares by Catalytica. Because of recent market conditions, our Board of Directors has determined that it is in the best interest of the company not to proceed with that stock split. The effect of not proceeding with the stock split is that we will have one-half as many shares outstanding and you will receive approximately one-half as many shares in the distribution. We currently estimate that we will have approximately 13,855,832 shares outstanding after the distribution and that you will receive approximately .13 to .18 of a share of our common stock for each share of Catalytica common stock that you hold on the record date for the distribution. All of the share numbers set forth in the balance of this supplement assume that no split will occur.

   Sale of Additional Shares to Catalytica. As described in the prospectus, prior to the distribution, we intend to sell additional shares of common stock to Catalytica for $50 million. Because the price of those shares will not be determined until the time they are sold, the prospectus set forth estimates of the anticipated price per share. As explained below, we have revised those estimates. We currently expect that the shares will be sold at a price between $20 and no less than $10 per share resulting in the issuance of 2,500,000 to 5,000,000 shares to Catalytica. This will result in Catalytica owning and subsequently distributing between 10,000,000 and 12,500,000 shares, or approximately 88% to 90% of our outstanding stock. These are only estimates, however, and the actual price of the shares and number of shares could be higher than those estimates.

Number of Shares of Our Stock to be Distributed by Catalytica

   Catalytica owns 7,500,000 shares, or 85%, of our stock on the date of this supplement. As described above, prior to the distribution, Catalytica will purchase the additional $50 million of our common stock, and these shares will also be distributed. The number of shares that Catalytica will purchase and the price at which those shares will be purchased cannot be determined until the time that the shares are sold to Catalytica. The following table shows the number of additional shares to be sold to Catalytica and the resulting percentage ownership by Catalytica of our outstanding stock immediately prior to the distribution assuming the shares are sold to Catalytica at $20, $15 and $10 per share:

         Estimated Fair          Shares to be               Catalytica's Approximate
          Market Value            Issued to                 Percentage Ownership in
           Per Share              Catalytica                    Our Common Stock
     -------------------------------------------------------------------------------
              $20                 2,500,000                          88.1%
     -------------------------------------------------------------------------------
              $15                 3,333,333                          88.9%
     -------------------------------------------------------------------------------
              $10                 5,000,000                          90.2%


   The above table assumes no other shares are issued before the distribution, including to our other major stockholder, an affiliate of Enron Corp. Under certain circumstances an affiliate of Enron has the right to purchase additional shares of our stock to maintain its current ownership.
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   On the record date for the distribution holders of Catalytica common stock will receive cash and approximately .13 to .18 of a share of our common stock for each share of Catalytica common stock owned on that date. This range has been revised from the range set forth in the prospectus to reflect that we will not complete the two-for-one stock split and to reflect that a greater number of additional shares may be sold to Catalytica than was anticipated on the date of the prospectus.

Capitalization

   Upon completion of the distribution, our authorized capital stock will consist of 70 million shares of common stock, par value $0.001 per share, and five million shares of preferred stock, par value $0.001 per share. Because we are not proceeding with the two-for-one stock split all other references in the prospectus to the number of our shares are reduced by one-half. All references in the prospectus to prices of our shares and exercise prices of options and warrants to purchase our shares are doubled. Examples of the revised amounts include the following:

  . As of September 30, 2000, we had 8,855,832 shares of stock outstanding.

  . Assuming we issue an additional 5,000,000 shares to Catalytica and that no other shares are issued prior to the distribution, we will have approximately 13,855,832 shares outstanding after the distribution.

  . As of September 30, 2000, we had options outstanding under our 1995 stock option plan to purchase approximately 1,257,072 shares of common stock and approximately 492,728 shares were available for future grant. 300,000 shares of common stock are reserved for issuance under our employee stock purchase plan, subject to annual increases.

  . An affiliate of Enron has an option to purchase 535,715 shares of our common stock for $26.88 per share.

  . Upon completion of the distribution GlaxoWellcome, Inc. will receive a warrant to purchase approximately 312,000 shares of our common stock at an estimated exercise price of $9 per share.

  . The number of securities underlying options to purchase our stock set forth in the compensation tables of the prospectus is reduced by one-half and the exercise prices per share of our stock are doubled.

  . The unaudited pro forma basic and diluted net loss per share is $(1.33) per share for the year ended December 31, 1999 and $(0.96) per share for the nine months ended September 30, 2000.

Principal Stockholders

   As a result of the distribution and assuming that we sell an additional 5,000,000 shares of stock to Catalytica, Morgan Stanley Dean Witter Capital Partners and its affiliates will own approximately 32% of our outstanding common stock and an affiliate of Enron will own approximately 13% of our outstanding common stock. Together, Morgan Stanley and an affiliate of Enron are expected to own approximately 45% of our outstanding common stock after the distribution. Because we have determined not to proceed with the stock split, the share amounts shown in the principal stockholders table in the prospectus are reduced by approximately one-half, but the percentage ownerships remain unchanged, except the percentages of Morgan Stanley and an affiliate of Enron, as noted above. These amounts assume that we do not issue any additional shares of stock prior to the distribution.

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